SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/18/04


1. NAME OF REPORTING PERSON
Opportunity Partners L.P., Full Value Partners L.P. and affiliated entities.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

91,203

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

100,898
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

100,898

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.64%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes amendment No.1 to the Schedule 13D filed on November 10, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is modified as follows:
ITEM 4. PURPOSE OF TRANSACTION
The Reporting Persons submitted the attached Letter to the Board of Directors (See Exhibit 1 for copy of press release with Letter).

Item 5 is modified as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on November 5, 2004 there were 1,168,119 shares outstanding as of November 5, 2004. The percentage set forth in this item (5a) was derived using such number.

Opportunity Partners L.P., Full Value Partners L.P. and affiliated entities are deemed to be the beneficial owners of 100,898 shares of WEFC or 8.64% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 39,543 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 29,848 shares. Power to vote securities resides solely with Mr. Dakos for 61,355 shares. Power to dispose of securities lies solely with Mr. Dakos for 35,355 shares and jointly with Mr. Goldstein for 26,000 shares.

c. During the last sixty days the following shares of common stock were purchased (there were no sales),(excludes previously reported transactions:

11/12/04       4100 @ 31.45

d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA


Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Press Release with Letter to the Board of Directors

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/18/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos



Exhibit 1
Copy of Press Release with Letter



   Opportunity Partners Increases Offer to Acquire All Shares
                    of Wells Financial Corp.

Pleasantville, New York, Nov. 18 (Business Wire) - In a letter submitted to the board of directors of Wells Financial Corp. ("Wells") (Nasdaq: WEFC), Opportunity Partners L.P. increased its offer to acquire all shares of Wells to $35 per share. The complete text of the letter is as follows:

                        ****************

  Opportunity Partners L.P., 60 Heritage Drive, Pleasantville,
                            NY 10570
               (914) 747-5262 // Fax: (914) 747-5258
               //oplp@optonline.net

                                   November 18, 2004

The Board of Directors
Wells Financial Corp.
53 1st Street SW
Wells, MN 56097

Dear Board Members:

We remain convinced that the plan to deregister Wells Financial Corp. ("Wells") via a modified Dutch auction issuer tender offer at a price of $29.50 to $31.50 followed by a reverse split to cash out small shareholders at the same price does not provide fair value for shareholders.

On November 10, 2004, we offered to pay $33.00 per share for all shares of Wells in order to provide a more attractive alternative to all shareholders. We hereby increase our offer to $35.00 per share for all shares of Wells subject only to regulatory approval. In addition, we would be willing to consider negotiating a price in excess of $35.00 per share after conducting due diligence.

Once again, we urge the board or any independent committee thereof to give this matter serious consideration. In the event the board does not respond to our offer nor agree to put our proposal to a shareholder vote, we will consider taking further action including seeking to elect directors to the board.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                                   Kimball & Winthrop, Inc.
                                   General Partner

     Contact:  Phillip Goldstein, Opportunity Partners L.P. at
(914) 747-5262